Exhibit 16.1

March 15, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of the Form 8-K of IDAHO COPPER CORPORATION to be filed with the Securities and Exchange Commission on March 15, 2023 and are in agreement with the statements contained therein as much as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ HHC

Forest Hills, NY